Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

CVM Code 13986

São Paulo, December 10, 2018 — Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) announces the start of trading, on the date hereof, of its Level II American Depositary Receipts (“ADRs”), in accordance with the program approved by the Securities and Exchange Commissions of Brazil (CVM).

The Bank of New York Mellon will act as depositary bank in the United States of America responsible for issuing the respective depositary shares, at the ratio of 1 American Depositary Share (“ADSs”) for each 2 common shares, and also will act as transfer agent.

The Company’s ADRs will trade on the New York Stock Exchange under the symbol SUZ, CUSIP 86959K105 and ISIN BRSUZBACNOR0 (DR ISIN: US86959K1051).

Characteristics of the ADR Program:

1. Depositary Bank and Transfer Agent: The Bank of New York Mellon.

2. Custodian Bank: Itaú Unibanco S.A.

3. Type of Security: Registered, book-entry shares without par value.

4. Ratio: 1 ADS corresponds to 2 common shares.

5. Trading: New York Stock Exchange.

6. Symbol: SUZ.

7. CUSIP: 86959K105.

8. Local ISIN: BRSUZBACNOR0 (DR ISIN: US86959K1051).

The ADR Program will not require any capital increase or issue of new shares and aims to expand access by foreign investors to Suzano and to increase the stock’s liquidity.

About ADRs: An ADR is a depositary certificate traded in the securities markets of the United States of America that represents ownership of shares in a company based outside the country. ADRs are quoted in U.S. dollar and dividends are paid in that same currency. Its creation aims to facilitate the buying, holding and selling of shares in companies based outside of the United States by U.S. investors.

The Investor Relations team remains available for any further clarifications by telephone at 55 11 3503-9330 or by e-mail at ri@suzano.com.br.

São Paulo, December 10, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer